UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 4, 2023

Commission File Number: 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: Condensed Consolidated Interim Financial Statements: AngloGold Ashanti Report for the Six Months Ended 30 June 2023

Johannesburg, 4 August 2023 - AngloGold Ashanti Limited (“AngloGold Ashanti”, “AGA” or the “Company”) reaffirmed annual guidance as it reported an improved second quarter performance compared to the first three months of the year, underpinned by a 12% increase in production.

Gold production rose to 652,000oz in the second quarter of 2023, versus 584,000oz in the previous three-month period. The stronger second quarter was supported by production and cost improvements across most assets primarily driven by both higher tonnes processed and recovered grades. Total cash costs improved 2% quarter-on-quarter and all-in sustaining costs (“AISC”) improved 4% quarter-on-quarter.

AngloGold Ashanti is taking steps to narrow a value gap with international peers by improving relative costs and the life of its key mines, all while enhancing safety, cash conversion and the delivery of projects. In the past year, the Company added an additional 5Moz of Mineral Resource in Nevada, proposed a joint venture with Gold Fields in Ghana to create Africa’s largest gold mine, and proposed a change in the primary listing for its shares to the New York Stock Exchange (NYSE), the largest global market for investment in gold equities.

“We’re seeing momentum continue to build at our key assets after a steady start to the year and a much improved second quarter,” Chief Executive Officer Alberto Calderon said. “We’re expecting strong operating improvements in the second half.”

First Half Capped by Improved Second Quarter

Following a challenging first quarter of 2023, second-quarter production increased versus the first quarter at Kibali (38%), Geita (21%), AGA Mineração (63%), Serra Grande (47%), Sunrise Dam (8%) and Tropicana (16%). Second quarter production would have been higher were it not for the carbon-in-leach (“CIL”) tank failure at Siguiri, which has since been repaired. Second quarter total cash costs per ounce were 2% lower than in the first quarter of 2023.

Second-quarter total cash costs per ounce rose 8% year-on-year compared with the 16% year-on-year increase in first-quarter total cash costs per ounce.

Obuasi Continues First-Half Ramp-Up

First half production was marginally higher versus the first half of 2022, with a strong production gain from Obuasi supported by steady contributions from Sunrise Dam Geita, Iduapriem and Tropicana. Recovered grades continued their upward trend, increasing 4% year-on-year mainly due to ongoing reinvestment in the portfolio.

The Obuasi gold mine in Ghana continued its ramp-up with a 29% jump in production year-on-year alongside a drop in unit costs as grades and tonnages improved. Obuasi is expected to deliver a stronger second half performance as more material is moved to surface following successful de-bottlenecking of existing infrastructure.

In Brazil, the Cuiabá mine continued to produce gold from its gravity circuit and gold concentrate in line with its plan. Despite second-quarter improvements in production versus the first quarter of 2023, the Brazil portfolio continued to make losses.

Continued Inflationary Impact

Total cash costs per ounce increased 11% from $1,068/oz in the first half of 2022 to $1,189/oz in the first half of 2023, mainly due to costs related to Brazil of $20/oz and the Siguiri CIL tank failure of $22/oz, higher operating costs as a result of sustained inflationary pressures, higher waste stripping costs at Tropicana in line with expectations, lower by-product revenue and volumes in Brazil and Argentina, and higher royalties paid due to higher revenues. The increase was partially offset by weaker foreign exchange rates against the US Dollar and favourable inventory movements. AISC were 12% higher at $1,587/oz in the first half of 2023 compared to $1,418/oz in the first half of 2022, mainly due to higher total cash costs and a planned increase in sustaining capital expenditure.

Basic earnings were $40m, or 10 US cents per share, in the first half of 2023, compared to basic earnings of $298m, or 71 US cents per share, in the same period a year earlier. Basic earnings in the first half of this year were impacted by losses of $141m mainly related to impairments and derecognitions in the Brazil portfolio. Headline earnings of $140m, or 33 US cents per share, in the first half of 2023, compared to $300m, or 71 US cents per share, in the same period a year earlier.

AngloGold Ashanti’s Full Asset Potential review programme, to optimise assets and counter inflation, is making good progress, with highlights including increased underground tonnes mined at Sunrise Dam and Geita, with the former also achieving much improved recoveries.

At Tropicana progress has been made with our decarbonisation strategy. Pacific Energy will build and operate a 62MW wind and solar facility at the site, supplementing the existing natural-gas plant. The project is expected to halve natural gas consumption at the site.

The balance sheet remained robust following the payout of the final 2022 dividend, with liquidity of approximately $2.3bn, including cash and cash equivalents of $0.7bn at the end of June 2023.

FIRST HALF YEAR 2023 HIGHLIGHTS

Annual guidance for 2023 maintained; production and costs expected to improve in second half of 2023

Stronger second quarter production performance, leading to improved cost performance

Recovered grades improved 4% year-on-year mainly due to ongoing reinvestment initiatives

Robust balance sheet; $2.3bn available liquidity, no near-term maturities and 0.74 times adjusted net debt to adjust EBITDA ratio

Obuasi ramp-up drives 29% year-on-year increase in production; Phase 3 at 82% completion

Sunrise Dam showing a marked improvement on the back of the Full Asset Potential review programme

Continued exploration success at Silicon and Merlin deposits in Nevada; conceptual studies underway

Strong safety performance; zero operating fatalities and total recordable injury frequency rate (“TRIFR”) of 0.98 injuries per million hours worked, among best in the industry

Renewable energy project announced at Tropicana expected to halve natural gas consumption at the site

KEY OPERATIONAL AND FINANCIAL FEATURES

•Solid contributions from Obuasi, Sunrise Dam, Geita, Iduapriem and Tropicana drive production of 1.236Moz in H1 2023 vs 1.233Moz in H1 2022

•Total cash costs per ounce of $1,189/oz in H1 2023 vs $1,068/oz in H1 2022, mainly driven by anticipated cost increases as a result of inflationary pressures, higher waste stripping costs at Tropicana, costs related to Brazil and the Siguiri CIL tank failure, partly offset by weaker foreign exchange rates against the US Dollar

•AISC of $1,587/oz in H1 2023 vs $1,418/oz in H1 2022, mainly on increased total cash costs and planned higher sustaining capital expenditure

•Adjusted EBITDA decreased year-on-year from $864m in H1 2022 to $678m in H1 2023; Adjusted EBITDA margin of 32%

•Basic earnings of $40m in H1 2023 from basic earnings of $298m in H1 2022; Headline earnings of $140m in H1 2023 from $300m in H1 2022

•Adjusted net debt of $1,194m at 30 June 2023 vs $878m at 31 December 2022; Adjusted net debt to Adjusted EBITDA ratio of 0.74 times

•Free cash outflow of $205m in H1 2023 compared to an inflow of $471m in H1 2022, which was boosted by legacy payments of $460m from Kibali during H1 2022

•Interim dividend of ZAR 70 cents per share (equivalent 4 US cents per share) declared

Financial and Operating Report
for the six months ended 30 June 2023

GROUP - Key statistics
		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2023	2022	2022
		US Dollar / Imperial
Operating review
Gold
Produced (1)	- oz (000)	1,236	1,233	2,742
Sold (1)	- oz (000)	1,246	1,233	2,717

Financial review
Average gold price received per ounce (2)	- $/oz	1,920	1,874	1,793
Total cash costs per ounce (2)	- $/oz	1,189	1,068	1,024
All-in sustaining costs per ounce (2)	- $/oz	1,587	1,418	1,383
All-in costs per ounce (2)	- $/oz	1,835	1,602	1,587

Gold income	- $m	2,144	2,090	4,388
Cost of sales	- $m	1,749	1,592	3,362
Total cash costs	- $m	1,416	1,300	2,753
Gross profit	- $m	435	563	1,133

Profit attributable to equity shareholders	- $m	40	298	297
	- US cents/share	10	71	71
Headline earnings	- $m	140	300	544
	- US cents/share	33	71	129
Profit before taxation	- $m	77	407	489
Adjusted EBITDA (2)	- $m	678	864	1,797
Net cash inflow from operating activities	- $m	293	992	1,804
Free cash (outflow) inflow (2)	- $m	(205)	471	657
Total borrowings	- $m	2,091	2,219	2,169
Adjusted net debt (2)	- $m	1,194	740	878
Adjusted net debt to Adjusted EBITDA (2)	- times	0.74	0.41	0.49
Total capital expenditure (including equity-accounted joint ventures)	- $m	497	472	1,118

(1) Includes gold concentrate from the Cuiabá mine complex sold to third parties.
(2) Refer to “Non-GAAP disclosure” following the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2023 below and the “Glossary of Terms” in the Company’s annual financial statements for the year ended 31 December 2022, for definitions.

$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Published 4 August 2023

June 2023

June 2023 Interim Report - www.AngloGoldAshanti.com
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Operations at a glance
for the six months ended 30 June 2023
	Gold production		Cost of sales		Total cash costs per ounce [1]		All-in sustaining costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
AFRICA	713	—	(1,060)	13	1,105	8	1,391	10
Kibali - Attributable 45% [4]	151	(4)	(181)	11	880	16	1,060	6
Iduapriem	118	3	(195)	27	1,004	(2)	1,396	5
Obuasi	117	29	(157)	37	1,020	(7)	1,392	(7)
Siguiri - Attributable 85%	110	(23)	(200)	—	1,621	32	1,747	32
Geita	217	5	(293)	9	1,107	6	1,436	13
Non-controlling interests, administration and other			(34)	(6)

AUSTRALIA	265	4	(414)	9	1,296	8	1,510	10
Sunrise Dam	127	9	(196)	6	1,304	(5)	1,541	(3)
Tropicana - Attributable 70%	138	1	(202)	12	1,182	23	1,363	25
Administration and other			(16)	7

AMERICAS	258	(3)	(455)	4	1,313	24	2,079	21
Cerro Vanguardia - Attributable 92.50%	79	(6)	(140)	12	1,128	36	1,607	47
AngloGold Ashanti Mineração [5]	142	(1)	(222)	—	1,330	23	2,252	17
Serra Grande	37	(5)	(80)	1	1,620	11	2,432	10
Non-controlling interests, administration and other			(13)	8

CORPORATE AND OTHER			(1)	—

Equity-accounted joint venture included above			181	(11)

AngloGold Ashanti [5]	1,236	—	(1,749)	10	1,189	11	1,587	12

[1] Refer to note C under “Non-GAAP disclosure”.
[2] Refer to note B under “Non-GAAP disclosure”.
[3] Variance June 2023 six months on June 2022 six months - increase (decrease).
[4] Equity-accounted joint venture.
[5] Includes gold concentrate from the Cuiabá mine complex sold to third parties.

June 2023 Interim Report - www.AngloGoldAshanti.com
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Operations at a glance
for the three months ended 30 June 2023
	Gold production		Cost of sales		Total cash costs per ounce [1]		All-in sustaining costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
AFRICA	365	(5)	(517)	5	1,077	5	1,386	11
Kibali - Attributable 45% [4]	88	7	(98)	18	779	8	982	1
Iduapriem	56	(13)	(102)	28	1,230	16	1,626	27
Obuasi	57	10	(70)	4	952	(17)	1,423	—
Siguiri - Attributable 85%	45	(39)	(86)	(19)	1,740	37	1,914	38
Geita	119	8	(147)	7	1,034	1	1,342	8
Non-controlling interests, administration and other			(14)	(26)

AUSTRALIA	140	10	(218)	8	1,285	3	1,462	3
Sunrise Dam	66	18	(97)	—	1,291	(12)	1,467	(12)
Tropicana - Attributable 70%	74	4	(113)	18	1,174	21	1,348	21
Administration and other			(8)	—

AMERICAS	147	8	(269)	19	1,294	13	1,864	4
Cerro Vanguardia - Attributable 92.50%	37	(14)	(68)	10	1,187	19	1,723	41
AngloGold Ashanti Mineração [5]	88	19	(149)	26	1,293	16	1,824	(5)
Serra Grande	22	16	(46)	12	1,457	(7)	2,205	(11)
Non-controlling interests, administration and other			(6)	20

CORPORATE AND OTHER			(3)	400

Equity-accounted joint venture included above			98	(18)

AngloGold Ashanti [5]	652	1	(909)	9	1,175	8	1,559	9

[1] Refer to note C under “Non-GAAP disclosure”.
[2] Refer to note B under “Non-GAAP disclosure”.
[3] Variance June 2023 three months on June 2022 three months - increase (decrease).
[4] Equity-accounted joint venture.
[5] Includes gold concentrate from the Cuiabá mine complex sold to third parties.

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OPERATING AND FINANCIAL REVIEW

Six-month review

Gold production

Gold production for the first six months of 2023 was 1.236Moz at a total cash cost of $1,189/oz, compared to 1.233Moz at a total cash cost of $1,068/oz for the first six months of 2022. All-in sustaining costs (“AISC”) were $1,587/oz for the first six months of 2023, compared to an AISC of $1,418/oz for the corresponding period last year.

Gold production was marginally higher year-on-year with increased production contributions from Obuasi (+29%), Sunrise Dam (+9%), Geita (+5%), Iduapriem (+3%) and Tropicana (+1%). The increase in gold production was mainly driven by higher overall recovered grade for the group, partially offset by lower tonnes processed. The Company continued to record an increasing recovered grade trend with grades increasing 4% year- on-year mainly on the back of the progression of the ongoing reinvestment in the portfolio. Ore tonnes processed in the first six months of 2023 were lower than in the corresponding period in the previous year mainly due to a number of factors which primarily occurred in the first quarter of the year. Such factors included lower tonnes processed at AGA Mineração following the suspension of depositions in the tailings storage facilities (“TSFs”) at the Cuiabá mine complex (which has transitioned to production of gold-in-concentrate and gold from the gravity plant in the meantime), at Geita following the planned mill shutdown (which has been completed) and at Siguiri following the carbon-in-leach (“CIL”) tank failure (which has since been repaired).

AngloGold Ashanti recorded a 12% quarter-on-quarter increase in production to 652,000oz for the second quarter of 2023 from 584,000oz for the first quarter of 2023. The strong improvement in gold production quarter-on-quarter was underpinned by solid contributions across most of the portfolio, which included a 38% increase in production at Kibali, a 21% increase in production at Geita, a 63% increase in production at AGA Mineração, a 47% increase in production at Serra Grande, an 8% increase at Sunrise Dam and a 16% increase at Tropicana. This increase in production was partly offset by lower production at Siguiri due to the CIL tank failure (which has since been repaired).

Costs

Total cash costs per ounce increased by 11% year-on-year to $1,189/oz in the first half of 2023, compared to $1,068/oz in the first half of 2022, mainly due to costs related to Brazil of $20/oz and the Siguiri CIL tank failure of $22/oz, higher operating costs as a result of sustained inflationary pressures, higher waste stripping costs at Tropicana in line with expectations, lower by-product revenue and volumes in Brazil and Argentina, and higher royalties paid due to higher revenues. The increase was partially offset by weaker foreign exchange rates against the US Dollar and favourable inventory movements.

AISC rose by 12% year-on-year to $1,587/oz in the first half of 2023, compared to $1,418/oz in the first half of 2022, mainly due to higher total cash costs and a planned increase in sustaining capital expenditure.

Adjusted EBITDA

Adjusted earnings before interest, tax, depreciation and amortisation (“Adjusted EBITDA”) for the first half of 2023 was $678m, compared with $864m for the first half of 2022. Adjusted EBITDA was lower year-on-year mainly due to higher operating costs, higher exploration and evaluation costs, higher environmental provisions for legacy TSFs as a result of new legislation in Brazil relating to emergency response and safety management for TSFs, and an increase in legal and project fees of $16m of which $14m related to AngloGold Ashanti’s proposed corporate restructuring. This decrease was partially offset by higher gold sold and higher average gold price received per ounce.

Earnings

Headline earnings for the first half of 2023 were $140m, or 33 US cents per share, compared with $300m, or 71 US cents per share, in the first half of 2022. Headline earnings were lower year-on-year mainly due to higher operating costs, higher exploration and evaluation costs, higher environmental provisions for legacy TSFs as a result of new legislation in Brazil relating to emergency response and safety management for TSFs, and an increase in legal and project fees of $16m of which $14m related to AngloGold Ashanti’s proposed corporate restructuring. This decrease was partially offset by higher gold sold, the higher average gold price received per ounce and lower taxation.

Basic earnings (profit attributable to equity shareholders) for the first half of 2023 were $40m, or 10 US cents per share, compared to basic earnings of $298m, or 71 US cents per share, in the first half of 2022.

Impairment of Córrego do Sítio (“CdS”) complex

In 2022, an impairment loss of $151m ($189m gross of taxes) was recognised in respect of the CdS mining complex cash generating unit (“CGU”) in Brazil. During the first half of 2023, the CdS mining complex CGU experienced further operational underperformance and as a result a further impairment loss of $26m ($39m gross of taxes) was recognised on the remaining asset balances and new capital expenditures incurred during 2023. The impairment losses in 2022 and the first half of 2023 were recognised and included in the Americas segment.

Impairment of Cuiabá complex

In 2022, an impairment loss of $57m ($70m gross of taxes) was recognised in respect of the Cuiabá mining complex CGU in Brazil. During the first half of 2023, Cuiabá recognised a further impairment loss of $45m ($53m gross of taxes) largely due to the current suspension of operating activities at the Queiroz metallurgical plant while additional buttressing at the Calcinados TSF is designed and completed, and a decision not to restart operations during the dry season (contrary to what was originally planned). The impairment losses in 2022 and the first half of 2023 were recognised and included in the Americas segment.

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Cash Flow

Net cash inflow from operating activities was $293m in the first half of 2023, compared to $992m in the same period last year. This decrease was mainly due to the legacy payments of $460m from the Kibali joint venture paid in the first six months of 2022 related to the legacy cash build-up at Kibali. After accounting for non-sustaining capital expenditure and corporate-related expenses, the Company recorded free cash outflow of $205m during the first half of 2023, compared to an inflow of $471m in the first half of 2022.

AngloGold Ashanti received a cash distribution of $37m from the Kibali joint venture during the first half of 2023, compared to a cash distribution of $549m received during the first half of 2022. At 30 June 2023, the Company’s attributable share of the outstanding cash balances from the DRC was $82m as compared to $40m at 31 March 2023.

Free cash flow was impacted by continued lock-ups of value added tax (“VAT”) at Geita and Kibali and foreign exchange restrictions and export duties at Cerro Vanguardia (“CVSA”):

•In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) increased by $16m during the second quarter of 2023 to $168m from $152m at 31 March 2023, as a result of new claims submitted of $19m and unwinding of discount of $3m, partially offset by revaluation adjustments of $6m. The Company plans to continue offsetting verified VAT claims against corporate taxes.

•In the DRC, the Company's attributable share of the net recoverable VAT balance (including recoverable VAT on fuel duties and after discounting provisions) remained unchanged at $89m at 30 June 2023, as compared to the balance at 31 March 2023.

•In Argentina, the net export duty receivables (after discounting provisions) decreased by $4m* during the second quarter of 2023 to $5m* from $9m* at 31 March 2023, mainly due to foreign exchange movements against the US Dollar of $8m* and discounting provisions of $1m*, partially offset by new claims of $5m*. In addition, CVSA’s cash balance decreased by $5m* during the second quarter of 2023 to $98m* from $103m* at 31 March 2023. The cash balance is available to be paid to AngloGold Ashanti’s offshore ($147m*) and onshore ($17m*) investment holding companies in the form of declared dividends.

Applications have been made to the Argentinean Central Bank to approve the purchase of US Dollars in order to distribute offshore dividends related to the 2019, 2020 and 2021 financial years of $73m* to AngloGold Ashanti. During the second half of 2023, CVSA plans to submit a new application to the Argentinean Central Bank to approve the purchase of US Dollars in order to distribute additional offshore dividends of $74m* for the declared dividends related to the 2022 financial year. While the remaining approvals are pending, the cash remains fully available for CVSA’s operational and exploration requirements.

* US Dollar equivalent and at prevailing exchange rates

Free cash flow ($m) (1)

	Six months ended Jun 2023	Six months ended Jun 2022	Year ended Dec 2022

Net cash inflow from operating activities	293	992	1,804
Capital expenditure	(453)	(434)	(1,028)
Net cash from operating activities after capital expenditure	(160)	558	776
Repayment of lease liabilities	(44)	(40)	(82)
Finance costs accrued and capitalised	(64)	(71)	(132)
Net cash flow after capital expenditure and interest	(268)	447	562
Other net cash inflow from investing activities	59	14	86
Other	3	—	5
Add backs:
Cash restricted for use	1	10	4
Free cash flow	(205)	471	657
Kibali legacy free cash flow received during the first half of 2022	—	(460)	(460)
Free cash flow (excluding Kibali legacy free cash flow received during the first half of 2022)	(205)	11	197
(1) Refer to note F under “Non-GAAP disclosure”.

Balance Sheet and Liquidity

Adjusted net debt increased from $1,131m at 31 March 2023 to $1,194m at 30 June 2023. The ratio of Adjusted net debt to Adjusted EBITDA was 0.74 times at 30 June 2023 compared to 0.67 times at 31 March 2023. The Company remains committed to maintaining a flexible balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio of 1.0 times through the cycle.

At 30 June 2023, the balance sheet remained strong, with strong liquidity comprising the US$1.4bn multi-currency RCF of which $1.387bn was undrawn; the $65m Siguiri RCF of which $50m was undrawn; the South African R150m ($8m) RMB corporate overnight facility which was undrawn; and the $295m Geita multi-currency RCF of which $141m was undrawn. At 30 June 2023, the Company had a cash and cash equivalent balance of approximately $0.7bn, taking overall group liquidity to approximately $2.3bn.

Capital Expenditure

Total capital expenditure (including equity-accounted joint ventures) was 5% higher year-on-year at $497m in the first six months of 2023, compared to $472m in the first six months of 2022. Sustaining capital expenditure increased by 10% to $363m in the first six months of

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2023, from $330m in the first six months of 2022. Growth, or non-sustaining, capital expenditure was 6% lower year-on-year at $134m in the first six months of 2023, compared to $142m in the first six months of 2022.

Summary of six months-on-six months operating and cost variations:
Particulars	Six months ended Jun 2023	Six months ended Jun 2022	% Variance six months vs prior year six months
Operating review
Gold production (kozs) (1)	1,236	1,233	—

Financial review

Average gold price received per ounce ($/oz) (4)	1,920	1,874	2
Total cash costs per ounce ($/oz) (4)	1,189	1,068	11
Corporate & marketing costs ($m) (2)	44	42	5
Exploration & evaluation costs ($m)	112	84	33
Capital expenditure ($m)	497	472	5
All-in sustaining costs per ounce ($/oz) (3) (4)	1,587	1,418	12
All-in costs per ounce ($/oz) (3) (4)	1,835	1,602	15
Adjusted EBITDA ($m) (4)	678	864	(22)
Net cash inflow from operating activities ($m)	293	992	(70)
Free cash flow ($m) (4)	(205)	471	(144)
(1) Includes gold concentrate from the Cuiabá mine complex sold to third parties.
(2) Includes administration and related expenses.
(3) World Gold Council guidance.
(4) Refer to “Non-GAAP disclosure” following the Condensed Consolidated Interim Financial Statements for the six months ended 30 June 2023 below and the “Glossary of Terms” in the Company’s annual financial statements for the year ended 31 December 2022, for definitions.

Rounding of figures may result in computational discrepancies.

Second quarter review

Gold production for the second quarter of 2023 was 652,000oz at a total cash cost of $1,175/oz, compared to 645,000oz at a total cash cost of $1,092/oz for the second quarter of 2022. AISC was $1,559/oz for the second quarter of 2023, compared to $1,430/oz for the second quarter of 2022.

Adjusted EBITDA was $357m during the second quarter of 2023, compared to $426m during the second quarter of 2022. The decrease was mainly due to higher operating costs, higher exploration and evaluation costs, higher environmental provisions for legacy TSFs as a result of new legislation in Brazil relating to emergency response and safety management for TSFs, and an increase in legal and project fees of $15m of which $14m related to AngloGold Ashanti’s proposed corporate restructuring, partially offset by higher gold sold and the higher average gold price received per ounce.

Net cash inflow from operating activities was $199m in the second quarter of 2023, compared to $459m in the second quarter of 2022. The Company generated a free cash outflow of $44m in the second quarter of 2023, compared to an inflow of $203m in the second quarter of 2022, which benefitted from the legacy cash remittance of $134m from the Kibali joint venture.

Total capital expenditure (including equity-accounted joint ventures) was $250m in the second quarter of 2023, compared to $238m in the second quarter of 2022.

Gold hedges
During the first quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 136,000oz of gold for the period from February 2023 to December 2023 in order to manage gold price downside risk associated with Cuiabá partly transitioning to gold concentrate sales and the current high cost associated with CdS. Furthermore, during the second quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of approximately 47,000oz of gold for the period from January 2024 to June 2024. During the first six months of 2023, AngloGold Ashanti recorded a realised gain of $1m in respect of these gold derivatives. At 30 June 2023, the mark-to-market value of the remaining open positions was an unrealised gain of $3m (at 31 March 2023: an unrealised loss of $4m).

Oil hedges
During July 2022, AngloGold Ashanti entered into forward contracts for a total of 999,000 barrels of Brent crude oil for the period from January 2023 to December 2023 that will be cash settled on a monthly basis against the contract price. This comprises approximately 40% of the Company’s total anticipated 2023 consumption. The average price achieved on the forward contracts is $89.20 per barrel of Brent crude oil. During the first six months of 2023, AngloGold Ashanti recorded a realised loss of $5m in respect of these oil derivatives. At 30 June 2023, the mark-to-market value of the remaining open positions was an unrealised loss of $1m (at 31 December 2022: an unrealised loss of $6m; at 31 March 2023: an unrealised loss of $2m).

FULL ASSET POTENTIAL REVIEW PROGRAMME

The Full Asset Potential (“FP”) review programme aims to achieve a step-change in AngloGold Ashanti’s operating and cost performance by the year 2025. This programme includes a comprehensive three-month assessment of each of the Company’s mine sites, which covers every aspect of an operation. The outcome is intended to enhance the Company’s understanding of the relative potential of each asset and includes developing a plan and implementation schedule to achieve the targeted performance over the next six to 24 months.

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The FP programme continues to track its schedule and is currently in the “Deliver Phase” across eight sites. The near-term opportunities identified across sites are starting to make progress against key metrics such as improving development metres and underground ore tonnes mined. It should also be noted that there is a time lag between when projects are identified and when full value is realised given that most improvements involve changes to processes and/or infrastructure which need to be scoped, approved, procured, transported and installed – all before any value can be realised.

Progress at specific sites includes:
Sunrise Dam, the first site to implement the FP programme, continues to perform in line with expectations. Ore tonnes targets were achieved, and this is expected to continue for the remainder of the year. Metallurgical recovery has improved following the recent ‘health check’ and work is underway to confirm the viability of investing in a concentrated leach project. As a result of the FP programme, Sunrise Dam is expected to deliver year-on-year cost improvements.

Tropicana continues to show progress since entering its “Deliver Phase”. Ore tonnes from the underground mine are steadily improving with plans to ramp up production by utilising additional drilling and haulage capacity. Open pit material movement is also improving, with focus now on debottlenecking the loading and hauling. The processing plant throughput remains above the FP target and is forecast to achieve 9.5Mt for 2023 compared to the full potential target of 9.4Mt.

Geita is a recent site to implement its FP programme. Underground tonnes mined from Nyankanga have reached full potential because of achieving higher backfill volumes, with further improvements envisaged. Open pit tonnes mined are expected to improve in the second half of 2023 once new equipment is mobilised. Plant throughput and recovery continue to perform above the FP target and multiple design improvements, including a smart cyclone, mill slicer and shear reactor, are still in various stages of implementation.

Siguiri’s FP programme initiative to transition to owner mining is on-track, and it is expected to result in cost improvements in the second half of 2023. Following the CIL tank failure during the second quarter of 2023, which has since been repaired, the site team has restored plant throughput to full capacity and without incident.

GUIDANCE

The Company previously provided guidance for 2023, which remains unchanged (see table below). The Company remains on track to achieve full year guidance. Production is expected to be second half weighted, with unit costs expected to decline into the second half of 2023.

		2023 (1)	Cuiabá 2023
		Guidance	Guidance
Production (000oz)		2,450 - 2,610	180 (2)
Costs	All-in sustaining costs ($/oz)	1,405 - 1,450
	Total cash costs ($/oz)	1,050 - 1,120	1,396
Capital expenditure	Total ($m)	960 - 1,070
	Sustaining capital expenditure ($m)	680 - 760
	Non-sustaining capital expenditure ($m)	280 - 310

(1) Excludes the Cuiabá mine complex.
(2) AngloGold Ashanti expects that the Cuiabá mine complex will continue to extract gold from the gravity circuit at a rate of 5,000oz on average per month and will produce gold-in-concentrate at an average of approximately 10,000oz per month.

Outlook economic assumptions for 2023 are as follows: $/A$0.71, BRL5.40/$, AP260.00/$, ZAR17.00/$ and Brent $83/bbl.

Cost and capital forecast ranges are expressed in nominal terms. In addition, estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (“SEC”).

The Company also previously provided guidance for 2024 (which excludes operational metrics related to Cuiabá) as well as 2024 production guidance for Cuiabá, which both remain unchanged (see table below).

The Company expects to see production growth of approximately 4% in 2024 relative to the 2023 production guidance at the midpoint. The primary driver of expected production growth is related to Obuasi stepping up following the completion of Phase 3 of the Obuasi redevelopment project, Iduapriem production increasing following the completion of its reinvestment (which does not take into account the proposed joint venture with Gold Fields’ Tarkwa mine), and modest production increases at Kibali, Siguiri, Geita, Sunrise Dam and Tropicana.

Total cash costs are expected to range from $1,000/oz to $1,110/oz in 2024, compared to $1,050/oz to $1,120/oz in 2023. Costs are forecast to improve mainly due to an increase in production, as well as cost improvements realised as part of the initiatives of the FP programme.

Sustaining capital expenditure for 2024 is expected to be in line with 2023 levels, as the Company completes reinvestment across some of its key projects. On a per ounce basis, sustaining capital expenditure is expected to decline in 2024 as production increases further.

Following the completion of these projects, the Company is expected to operate at an AISC ranging from $1,395/oz to $1,455/oz in 2024.

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The Company continues to enforce capital and cost discipline across the business, while prioritising the safety, health and wellbeing of its employees and its host communities.

		2024 (1)	Cuiabá 2024
		Guidance	Guidance
Production (000oz)		2,530 - 2,730	180 (2)
Costs (3)	All-in sustaining costs ($/oz)	1,395 - 1,455
	Total cash costs ($/oz)	1,000 - 1,110
Capital expenditure (3)	Total ($m)	960 - 1,070
	Sustaining capital expenditure ($m)	680 - 760
	Non-sustaining capital expenditure ($m)	280 - 310
(1) Excludes the Cuiabá mine complex.
(2) AngloGold Ashanti expects that the Cuiabá mine complex will continue to extract gold from the gravity circuit at a rate of 5,000oz on average per month and will produce gold-in-concentrate at an average of approximately 10,000oz per month.
(3) Costs and capital expenditure reflected in real terms.

Outlook economic assumptions for 2024 are as follows: $/A$0.74, BRL5.45/$, AP375.00/$, ZAR16.75/$ and Brent $87/bbl.

Estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2022 filed with the SEC.

CUIABÁ AND BRAZIL TSF UPDATE

As previously disclosed, tailings-related regulations introduced in Brazil required AngloGold Ashanti Brazil to conduct a new detailed risk assessment of its portfolio of TSFs by December 2022. The regulations required this new risk assessment be conducted with oversight from external consultants. One of the conclusions of this review was to increase buttressing of the Calcinados TSF to align its post liquefaction factor of safety with the international standards currently considered best practice. AngloGold Ashanti is proceeding with this buttressing programme and has therefore suspended filtered tailings deposition at the TSF, which services the Cuiabá mine complex (composed of the Cuiabá and Lamego mines).

The Calcinados TSF remains safe and stable, per the conclusions of risk assessments by external consultants and the Company’s internal TSF team. The TSF’s factors of safety, in both a drained and undrained state, are fully compliant with relevant Brazilian operating regulations. AngloGold Ashanti’s focus is to maintain compliance with the tailings-related regulations in Brazil, including new requirements introduced last year, and to maintain a close and transparent relationship with the relevant authorities.

During the first six months of 2023, the Company carried out geotechnical investigations to support the buttressing programme. The timeline for completion of the buttressing is expected to be determined once engineering and geotechnical design has been completed by external consultants.

Processing of gold concentrate at the Queiroz plant, which services the Cuiabá mine complex, is expected to resume following completion of the Calcinados TSF buttressing programme and wastewater treatment upgrades at the Queiroz plant. In the meantime, mining of ore and production of gravimetric gold and gold-in-concentrate are continuing at the Cuiabá mine complex. During this period, the Company expects that the Cuiabá mine complex will continue to extract gold from the gravity circuit at a rate of 5,000oz on average per month and will produce gold-in-concentrate at an average of approximately 10,000oz per month, for sale to third parties. The first shipment of such gold concentrate occurred in April 2023 and since then shipments have continued, and are expected to continue, on a monthly basis. Refining activities at the Queiroz plant, including refining of gravimetric gold from the Cuiabá mine complex, remain unaffected.

The Cuiabá mine complex produced 241,000oz of gold in 2022 and is expected to produce around 180,000oz in 2023 (comprising 60,000oz of gravimetric gold and 120,000oz of gold-in-concentrate). During the first six months of 2023, Cuiabá produced 112,000oz, which comprised 38,000oz of gravimetric gold and 74,000oz of gold-in-concentrate.

Tailings deposition is also temporarily suspended at the Company’s other active TSFs in Brazil pending certification by external consultants of on-site emergency response plans. Mining of ore is continuing pending this certification, which is anticipated during the third quarter of 2023. Alternative tailings deposition sites have been identified at the Cuiabá mine complex in the interim, while Serra Grande uses in-pit tailings deposition. In line with current expectations on the certification process, no impact on guidance is anticipated.

SAFETY UPDATE

The Company recorded a fatality-free first half of 2023.

The Total Recordable Injury Frequency Rate (“TRIFR”) improved by 27% to 0.98 injuries per million hours worked for the first half of 2023, compared to 1.35 injuries per million hours worked in the first half of 2022. The Company’s TRIFR compares favourably with the International Council on Mining and Metals members' average TRIFR of 2.66 injuries per million hours worked in 2022. TRIFR measures workplace safety in terms of the total number of recordable injuries and fatalities that occur per million hours worked.

AngloGold Ashanti’s safety strategy, with specific emphasis on the refreshed Major Hazard Management standard and critical control verifications, continued to be implemented at all the operations, intensifying employees’ focus on safety practices in all workplaces. AngloGold Ashanti continues to address high consequence incidents through the application of its Major Hazard Management process.

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OPERATING HIGHLIGHTS

In the Africa region, gold production was 713,000oz at a total cash cost of $1,105/oz for the six months ended 30 June 2023, compared to 712,000oz at a total cash cost of $1,023/oz for the six months ended 30 June 2022. The region’s AISC was $1,391/oz for the six months ended 30 June 2023, compared to $1,262/oz for the six months ended 30 June 2022.

In Ghana, at Iduapriem, gold production was 118,000oz at a total cash cost of $1,004/oz for the six months ended 30 June 2023, compared to 115,000oz at a total cash cost of $1,028/oz for the same period last year. Gold production was higher year-on-year mainly due to higher grades mined as the mine accesses higher grade ore tonnes from Teberebie Cut 2 compared to the same period in 2022, partially offset by lower tonnes processed as the site commissioned the new TSF. Total cash costs per ounce were marginally lower year-on-year primarily due to higher gold production and favourable ore stockpile inventory movements, partially offset by higher royalties paid (related to the higher average gold price received per ounce).

During the second quarter of 2023, Iduapriem’s gold production was 56,000oz at a total cash cost of $1,230/oz, compared to 64,000oz at a total cash cost of $1,060/oz in the corresponding period in 2022.

At Obuasi, gold production was 117,000oz at a total cash cost of $1,020/oz for the six months ended 30 June 2023, compared to 91,000oz at a total cash cost of $1,102/oz for the same period last year. Gold production was higher year-on-year mainly due to a continued ramp-up of the mine with a 23% year-on-year increase in underground tonnes processed complemented by a 7% year-on-year increase in underground grades mined. Total cash costs per ounce were lower year-on-year mainly due to higher gold production and favourable ore stockpile inventory movements, partially offset by higher mining costs (related to an increased consumption of maintenance spares) and higher royalties paid (related to the higher average gold price received per ounce and higher gold sold).

During the second quarter of 2023, Obuasi’s gold production was 57,000oz at a total cash cost of $952/oz, compared to 52,000oz at a total cash cost of $1,144/oz in the corresponding period in 2022.

In Tanzania, at Geita, gold production was 217,000oz at a total cash cost of $1,107/oz for the six months ended 30 June 2023, compared to 207,000oz at a total cash cost of $1,046/oz for the same period last year. Gold production was higher year-on-year mainly due to higher grades mined, partially offset by lower tonnes processed due to a planned mill shutdown during the first quarter of 2023 (which has been completed). Total cash costs per ounce were higher year-on-year mainly due to the change in mining plan and higher mining costs resulting from an increase in open pit mining at Nyamulilima and underground mining at Nyankanga as well as an increase in backfilling at Star and Comet and Nyankanga underground mines.

During the second quarter of 2023, Geita’s gold production was 119,000oz at a total cash cost of $1,034/oz, compared to 110,000oz at a total cash cost of $1,019/oz in the corresponding period in 2022.

In Guinea, at Siguiri, gold production was 110,000oz at a total cash cost of $1,621/oz for the six months ended 30 June 2023, compared to 142,000oz at a total cash cost of $1,232/oz for the same period last year. Gold production was lower year-on-year mainly due to lower tonnes processed as a result of the CIL tank failure during the second quarter of 2023, as well as lower recovered grades as a result of lower metallurgical recoveries from the treatment of carbonaceous material. Total cash costs per ounce were higher year-on-year mainly due to lower gold production and unfavourable ore stockpile inventory movements.

During the second quarter of 2023, whilst remediation of the processing plant was underway, Siguiri’s gold production was 45,000oz at a total cash cost of $1,740/oz, compared to 74,000oz at a total cash cost of $1,274/oz in the corresponding period in 2022.

In the DRC, at Kibali, gold production was 151,000oz at a total cash cost of $880/oz for the six months ended 30 June 2023, compared to 157,000oz at a total cash cost of $756/oz for the same period last year. Gold production was lower year-on-year mainly due to lower grades mined, partially offset by higher tonnes processed. Total cash costs per ounce were higher year-on-year mainly due to lower gold production, higher oil and commodity prices and higher diesel and reagent consumption costs, partially offset by favourable ore stockpile inventory movements.

During the second quarter of 2023, Kibali’s gold production was 88,000oz at a total cash cost of $779/oz, compared to 82,000oz at a total cash cost of $718/oz in the corresponding period in 2022.

In the Americas region, gold production was 258,000oz at a total cash cost of $1,313/oz for the six months ended 30 June 2023, compared to 267,000oz at a total cash cost of $1,062/oz for the six months ended 30 June 2022. The region’s AISC was $2,079/oz for the six months ended 30 June 2023, compared to $1,712/oz for the six months ended 30 June 2022.

In Brazil, at AngloGold Ashanti Mineração, gold production was 142,000oz at a total cash cost of $1,330/oz for the first six months of 2023, compared to 144,000oz at a total cash cost of $1,082/oz for the same period last year. Gold production was marginally lower year-on-year mainly due to lower ore tonnes processed at the Cuiabá mine complex, partially offset by higher recovered grades at the CdS mine complex. During the first six months of 2023, Cuiabá produced 112,000oz, which comprised 38,000oz of gravimetric gold and 74,000oz of gold-in-concentrate. At AngloGold Ashanti Mineração, total cash costs per ounce were higher year-on-year mainly due to marginally lower gold production, lower by-product revenue as sulphuric acid sales remained suspended pending resumption of operation from the Queiroz plant, higher operating costs relating to labour, mining contractors and consumables, additional costs to produce and sell gold-in-concentrate and additional operating costs related to TSF management. This increase was partially offset by lower royalties paid.

During the second quarter of 2023, AngloGold Ashanti Mineração’s gold production was 88,000oz at a total cash cost of $1,293/oz, compared to 74,000oz at a total cash cost of $1,119/oz in the corresponding period in 2022.

At Serra Grande, gold production was 37,000oz at a total cash cost of $1,620/oz for the six months ended 30 June 2023, compared to 39,000oz at a total cash cost of $1,466/oz for the same period last year. Gold production was lower year-on-year mainly due to lower ore tonnes processed, partially offset by higher grades mined. Total cash costs per ounce were higher year-on-year mainly due to lower gold production, unfavourable ore stockpile inventory movements as well as increases in operating costs relating to labour, mining contractors and additional technical services.

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During the second quarter of 2023, Serra Grande’s gold production was 22,000oz at a total cash cost of $1,457/oz, compared to 19,000oz at a total cash cost of $1,561/oz in the corresponding period in 2022.

In Argentina, at Cerro Vanguardia, gold production was 79,000oz at a total cash cost of $1,128/oz for the six months ended 30 June 2023, compared to 84,000oz at a total cash cost of $829/oz for the same period last year. Gold production was lower year-on-year mainly due to lower grades mined, partially offset by higher tonnes processed. Total cash costs per ounce were higher year-on-year mainly due to cost increases related to labour, fuel, power, explosives and services (annual inflation in Argentina is estimated at around 100%), lower by-product income (due to lower volumes of silver sold), higher consumption of materials and services as well as unfavourable ore stockpile inventory movements.

During the second quarter of 2023, Cerro Vanguardia’s gold production was 37,000oz at a total cash cost of $1,187/oz, compared to 43,000oz at a total cash cost of $994/oz in the corresponding period in 2022.

In the Australia region, gold production was 265,000oz at a total cash cost of $1,296/oz for the six months ended 30 June 2023, compared to 254,000oz at a total cash cost of $1,204/oz for the six months ended 30 June 2022. The region’s AISC was $1,510/oz for the six months ended 30 June 2023, compared to $1,375/oz for the six months ended 30 June 2022.

At Sunrise Dam, gold production was 127,000oz at a total cash cost of $1,304/oz for the six months ended 30 June 2023, compared to 117,000oz at a total cash cost of $1,377/oz for the same period last year. Gold production was higher year-on-year mainly due to a combination of improved mill feed grades and metallurgical recoveries resulting in a 9% improvement in recovered grade. Total cash costs per ounce were lower year-on-year mainly due to higher gold production and favourable ore stockpile inventory movements, partially offset by higher royalties paid as well as higher labour and consumable costs.

During the second quarter of 2023, Sunrise Dam’s gold production was 66,000oz at a total cash cost of $1,291/oz, compared to 56,000oz at a total cash cost of $1,464/oz in the corresponding period in 2022.

At Tropicana, gold production was 138,000oz at a total cash cost of $1,182/oz for the six months ended 30 June 2023, compared to 137,000oz at a total cash cost of $959/oz for the same period last year. Gold production was marginally higher year-on-year mainly due to higher volumes processed, partially offset by lower grades mined. Total cash costs per ounce were higher year-on-year mainly due to higher waste stripping costs and higher mining costs related to drilling and blasting, partially offset by favourable ore stockpile inventory movements.

During the second quarter of 2023, Tropicana’s gold production was 74,000oz at a total cash cost of $1,174/oz, compared to 71,000oz at a total cash cost of $969/oz in the corresponding period in 2022.

UPDATE ON CAPITAL PROJECTS

Obuasi
Phase 3 of the Obuasi redevelopment project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS shaft, as well as to service the mine in deeper production areas, reached 82% overall completion during the first half of 2023.

Phase 3 achieved the following milestones:
•Completed the 50-level station and water handling system;
•Reamed ca.33% of the 945m vent raise;
•Licensed the winder for operations via the Ghanaian mining authorities;
•Started the installation of the new pipe columns;
•Ground support on 50-level has reached 50% completion and remains on track for completion in the second half of 2023;
•The KMS shaft is now complete and operational down to 51-level; and
•Completed mining of a new ore pass between the operational mine and 4100 rail.

The next key project milestones include completing the new ore pass, commissioning the rail system and completing the second shaft loading station at 5100. The anticipated timing of first production via the KMS shaft remains the first half of 2024.

Tropicana
Completion of a scoping study on the Havana underground mineralisation has justified the commencement of a pre-feasibility study (“PFS”). The PFS is progressing well with various options being considered to determine the most economical way to access the Havana underground orebody while open-pit mining remains active in the Havana pit. Options include a direct access portal from the pit via a dedicated decline and the development of the “Havana Link” drive connecting the Tropicana underground extension with the Havana underground orebody. The PFS is expected to be completed by the end of 2023 with the potential to start the construction of the access decline in the second half of 2024.

Nevada
Completion of the feasibility study (“FS”) for the North Bullfrog Project is anticipated during the second half of 2023. The FS is proposing an open-pit mining alternative utilising both gravity milling and heap leaching for ore processing. Results from recent Mineral Resource conversion drilling are being incorporated into an update of the Mineral Resource model. This model will be the basis for the final optimisation of the FS. Permitting processes are underway for the North Bullfrog Project and environmental baseline studies are being reviewed by the agencies for completeness. Federal and state permitting processes are expected to formally commence during the first quarter of 2024.

The Silicon Project has been rebranded as the Expanded Silicon Project to include both the northern and southern deposits of Silicon and Merlin, respectively. The acquisition of the assets of Coeur Sterling, Inc. has allowed optimisation of an Inferred Mineral Resource drilling programme targeting the Merlin deposit. This programme has returned encouraging results during the first half of 2023 and the mineralisation at Merlin remains open in several directions. As a consequence of the considerable potential evident at Merlin, the Silicon

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PFS has been rolled back to incorporate Merlin in a conceptual study (“CS”) for the Expanded Silicon Project. This CS is expected to capture synergies from the increased economy of scale and integrated infrastructure, with potential for large scale mining. Completion of the CS and Mineral Resource declaration is anticipated during the second half of 2023.

Exploration target at the Merlin deposit
The Merlin deposit, which is part of the Expanded Silicon Project, is an exploration stage property wholly-owned by AngloGold Ashanti. Significant progress has been made in the delineation drilling programme at Merlin, leading to the disclosure of an exploration target for the Merlin deposit. For more information, refer to the Merlin Exploration target H1 2023 report on the Company’s website at www.AngloGoldAshanti.com.

Exploration target summary as at 30 June 2023 (1)	Tonnes million range	Grade (g/t) range	Contained gold (Moz) range
Merlin deposit	230 - 250	0.8 - 1.0	6.0 - 8.0

(1) The ranges of tonnage and grade of the exploration target are conceptual in nature and could change as the proposed exploration activities are completed. There has been insufficient exploration of the relevant property or properties to estimate a Mineral Resource at this point in time. It is uncertain if further exploration will result in the estimation of a Mineral Resource and the exploration target therefore does not represent, and should not be construed to be, an estimate of a Mineral Resource or Mineral Reserve. Given the conceptual stage of the project, a number of risks, uncertainties and opportunities, are evident in the confidence of the known orebody and the potential for upside at Silicon, Merlin and in the surrounding area. The Merlin exploration target grade and tonnage ranges have been determined by a preliminary review of the location and weighted average grade of the mineralised intercepts. The geology of the deposit contains a significant number of faulted offsets, which require detailed geological modelling to fully define the extent and continuity of the mineralisation. A bulk density value of 2.4 t/m3 was used. No economic constraint has been applied to the deposit to determine the extent of what material may ultimately be extracted.
Competent Person

Competent Person	Professional organisation	Membership number	Relevant experience	Qualification
Jay Olcott	SME(1)	4 173 430	20 years	BSc (Geology)
(1) Society for Mining, Metallurgy and Exploration

The information in this report relating to exploration target information is based on information compiled by or under the supervision of the Competent Person as defined in the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (“SAMREC Code”). The Competent Person is employed by AngloGold Ashanti and has sufficient experience relevant to the style of mineralisation and type of deposit under consideration, and relevant to the activity which they are undertaking. The Competent Person consents to the inclusion of exploration target information in this report, in the form and context in which it appears.

Quebradona
Following the decision of Colombia’s national environmental agency (“ANLA”) in November 2021 to archive the Company’s environmental licence application related to the Quebradona project, and the confirmation of such decision in April 2022, AngloGold Ashanti has been working to complete the data acquisition required at the tunnel alignment area. In addition, an optimised FS is currently underway to implement improvements in water management, operational flexibility, maintainability, and constructability. As previously reported, the new environmental licence application is expected to be filed with the ANLA in 2026.

Gramalote
A FS was completed for the Gramalote gold project, which is a joint venture between AngloGold Ashanti and B2Gold Corp. (“B2Gold”). Both partners determined that the Gramalote project does not meet their investment thresholds for development of the project. The Gramalote project continues to benefit from government support as well as continuing support from local communities. AngloGold Ashanti and B2Gold completed a comprehensive review of the alternatives for the Gramalote project and consider that it would be in the best interest of all stakeholders for a new party to own the project. The partners commenced a joint sales process for the Gramalote project in the fourth quarter of 2022.

CORPORATE UPDATE

Proposed Ghana JV
During March 2023, Gold Fields and AngloGold Ashanti agreed the key terms of a proposed joint venture in Ghana between Gold Fields’ Tarkwa and AngloGold Ashanti’s neighbouring Iduapriem mines. Both mines are located near the town of Tarkwa in the country’s Western Region.

Both companies have commenced engagements with senior government officials in Ghana and will continue engaging with the Government of Ghana (“GoG”), relevant regulators and other key stakeholders, with a view to implementing the proposed joint venture as soon as practically possible.

Both companies have agreed to mutual exclusivity during this engagement. No material, additional capital injection is anticipated to be required by either company to establish the proposed joint venture, which is expected to materially improve its capital intensity once operational. Excluding the interest to be held by the GoG, Gold Fields will have an interest of 66.7%, or two-thirds, and AngloGold Ashanti will have an interest of 33.3%, or one-third, in the proposed joint venture.

There can be no certainty that the parties will enter into a definitive agreement with respect to the proposed joint venture or about the timing, terms and conditions of any such definitive agreement. Implementation of the proposed joint venture is subject to, among other matters, reaching agreement with the GoG regarding the proposed joint venture, conclusion of confirmatory due diligence and securing all requisite regulatory approvals.

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DRC customs matter
Kibali Goldmines S.A. is continuing to engage in discussions with the DRC Customs Authority and DRC Ministry of Finance regarding the customs claims previously reported. In this regard, on 26 March 2023, the parties agreed to settle one of the DRC Customs Authority claims concerning historic export duties. Discussions to resolve the remaining customs claims are ongoing. A formal reassessment notice has not yet been issued by the DRC Customs Authority with respect to these claims.

Siguiri
On 3 May 2023, a tank in the CIL circuit at Siguiri unexpectedly collapsed and damaged some surrounding infrastructure. No injuries were sustained and the environmental impact was contained to the operational area immediately adjacent to the plant. The site team returned mill 1 to service on 19 May 2023 and, following repairs to the CIL tank, the plant returned to full production at the end of the first half of 2023. The plant is currently achieving the planned throughput rate, although metallurgical recovery is lower due to fewer tanks and less residence time. All seven CIL tanks have been assessed, with four in operation. The final CIL tanks are expected to be returned to production by the end of the third quarter of 2023. Based on third-party investigations, the cause of the failure is related to a failed weld, and the site is progressing an insurance claim for the repair and loss of production. The direct impact on the Company’s gold production is estimated at ca.26,000oz (attributable) for 2023.

AGA’s proposed corporate restructuring and change to domicile and primary listing location
On 12 May 2023, AngloGold Ashanti Limited announced a change in the group’s corporate structure whereby it will be domiciled in the United Kingdom (“UK”) with a primary listing on the New York Stock Exchange (“NYSE”) and secondary listings on the Johannesburg Stock Exchange (“JSE”) and A2X Markets (“A2X”) in South Africa and on the Ghana Stock Exchange (“GhSE”) in Ghana.

A number of inter-conditional steps will be taken to implement the corporate restructuring (collectively, the “Proposed Transaction”), including:
•A new UK incorporated company, AngloGold Ashanti plc, will make an offer to purchase 100 percent of AngloGold Ashanti Holdings plc which, upon acceptance of the offer, will result in AngloGold Ashanti plc holding all of AngloGold Ashanti Limited’s operations and assets located outside South Africa;
•AngloGold Ashanti plc will then acquire all the issued shares of AngloGold Ashanti Limited in exchange for the issue of new AngloGold Ashanti plc ordinary shares through a scheme of arrangement in terms of section 114 of the South African Companies Act, No. 71 of 2008 between AngloGold Ashanti Limited and its shareholders (the “Scheme”); and
•Upon implementation of the Scheme, AngloGold Ashanti Limited shares will be delisted from all the exchanges on which they are listed and AngloGold Ashanti plc will seek a primary listing on the NYSE, with secondary listings on the JSE, A2X and GhSE.

If successfully completed, the Proposed Transaction will result in the new holding company, AngloGold Ashanti plc, owning all of AngloGold Ashanti Limited’s current assets with:
•The same underlying shareholders as AngloGold Ashanti Limited immediately prior to implementation of the Proposed Transaction;
•No change of economic substance to the group, save for the costs of implementation of the Proposed Transaction; and
•AngloGold Ashanti plc being subject to English company law.

The cost of the Proposed Transaction will be funded from available cash resources and existing debt facilities. The implementation of the Proposed Transaction is subject to the fulfilment or waiver of certain conditions precedent.

Voluntary delisting from ASX
On 12 May 2023, AngloGold Ashanti Limited announced that the Company has requested and received formal approval from the Australian Securities Exchange (“ASX”) to be removed from the official list of ASX pursuant to ASX Listing Rule 17.11 (the “Delisting”). The Delisting occurred on Tuesday, 27 June 2023. The Company’s CHESS Depositary Interests (“CDIs”) were suspended and ceased to trade on the ASX at the close of trade on Friday, 23 June 2023 (being two business days before the Delisting).

Board of Directors Changes
On 29 May 2023, the Company announced the appointment of Ms. Diana Sands and Ms. Jinhee Magie as independent non-executive directors of the Company with effect from 1 June 2023. Ms. Sands serves as a member of the Remuneration and Human Resources Committee and the Social, Ethics and Sustainability Committee and Ms. Magie serves as a member of the Audit and Risk Committee and the Investment Committee.

Executive Committee Changes
On 23 June 2023, the Company announced the retirement of Mr. Ludwig Eybers as Chief Operating Officer (“COO”) of the Company and a member of the Executive Committee with effect from 30 June 2023. Mr. Eybers will be retiring from the Company in December 2023. From 1 July 2023, Mr. Marcelo Godoy, Chief Technology Officer (“CTO”) of the Company and a member of the Executive Committee, will assume the role of Interim COO and will work closely with Mr. Eybers in the coming months to ensure a smooth transition until a new permanent COO has been identified. Mr. Jason May, Senior Vice President: Technical, has been appointed interim CTO until Mr. Godoy resumes his role as CTO.

Resignation of Group Company Secretary
On 21 July 2023, the Company announced the resignation of Ms. Leeanne Goliath as Group Company Secretary of AngloGold Ashanti with effect from 20 July 2023 to pursue another opportunity. Ms. Goliath will continue to fulfil her duties until 20 October 2023. AngloGold Ashanti will commence a process of appointing a suitable replacement and advise shareholders of the appointment of a new Group Company Secretary in due course.

EXPLORATION UPDATE

For detailed disclosure on the exploration work done during the six months ended 30 June 2023, see the Exploration Update document on the Company’s website at www.anglogoldashanti.com on both brownfield and greenfield exploration programmes.

June 2023 Interim Report - www.AngloGoldAshanti.com
12

INDEPENDENT AUDITOR’S REVIEW REPORT ON INTERIM FINANCIAL STATEMENTS

To the Shareholders of AngloGold Ashanti Limited

We have reviewed the condensed consolidated interim financial statements of AngloGold Ashanti Limited set out on pages 14 to 30 in the accompanying interim report, which comprise the condensed consolidated statement of financial position as at 30 June 2023 and the related condensed consolidated income statement, statements of comprehensive income, changes in equity and cash flows for the six-months then ended, and selected explanatory notes.

Directors’ Responsibility for the Interim Financial Statements

The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, IAS 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of AngloGold Ashanti Limited for the six months ended 30 June 2023 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, (IAS) 34 Interim Financial Reporting, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

PricewaterhouseCoopers Inc.
Director: Johan Potgieter
Registered Auditor
Johannesburg
4 August 2023

The examination of controls over the maintenance and integrity of the Group’s website is beyond the scope of the review of the financial statements. Accordingly, we accept no responsibility for any changes that may have occurred to the condensed consolidated interim financial statements since they were initially presented on the website.

PricewaterhouseCoopers Inc., 4 Lisbon Lane, Waterfall City, Jukskei View, 2090
Private Bag X36, Sunninghill, 2157, South Africa
T: +27 (0) 11 797 4000, F: +27 (0) 11 209 5800, www.pwc.co.za

Chief Executive Officer: L S Machaba
The Company's principal place of business is at 4 Lisbon Lane, Waterfall City, Jukskei View, where a list of directors' names is available for inspection.
Reg. no. 1998/012055/21, VAT reg.no. 4950174682.

June 2023 Interim Report - www.AngloGoldAshanti.com
13

GROUP - INCOME STATEMENT

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2023	2022	2022
US Dollar million	Notes	Reviewed	Reviewed	Audited

Revenue from product sales	2	2,186	2,155	4,501
Cost of sales	3	(1,749)	(1,592)	(3,362)
Loss on non-hedge derivatives and other commodity contracts		(2)	—	(6)
Gross profit		435	563	1,133
Corporate administration, marketing and related expenses		(44)	(42)	(79)
Exploration and evaluation costs		(112)	(84)	(205)
Impairment, derecognition of assets and (loss) profit on disposal	4	(126)	(2)	(304)
Other (expenses) income (1)		(58)	(13)	(26)
Operating profit		95	422	519
Interest income		57	31	81
Foreign exchange and fair value adjustments		(75)	(53)	(128)
Finance costs and unwinding of obligations	5	(75)	(65)	(149)
Share of associates and joint ventures’ profit		75	72	166
Profit before taxation		77	407	489
Taxation	6	(32)	(94)	(173)
Profit for the period		45	313	316

Allocated as follows:
Equity shareholders		40	298	297
Non-controlling interests		5	15	19
		45	313	316

Basic earnings per ordinary share (US cents) (2)		10	71	71
Diluted earnings per ordinary share (US cents) (3)		10	71	71

(1) Other (expenses) income for the first half of 2023 was $45m higher compared to the first half of 2022. This was mainly due to an increase in environmental provisions for legacy tailings storage facilities (TSFs) of $57m (mainly as a result of new legislation in Brazil relating to emergency response and safety management for TSFs) and an increase in legal and project fees of $16m (of which $14m related to AngloGold Ashanti’s proposed corporate restructuring), partially offset by other movements of $23m.

(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

The condensed consolidated interim financial statements for the six months ended 30 June 2023 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the group’s Senior Vice President: Group Finance. This process was supervised by Ms Gillian Doran (Fellow member of Association of Chartered Certified Accountants (FCCA)), the group’s Chief Financial Officer and Mr Alberto Calderon (PhD, MPhil, MA, BA (Economics), Juris Doctor (Law)), the group’s Chief Executive Officer. The condensed consolidated interim financial statements for the six months ended 30 June 2023 were reviewed, but not audited, by the group’s statutory auditors, PricewaterhouseCoopers Inc.

June 2023 Interim Report - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Reviewed	Reviewed	Audited

Profit for the period	45	313	316

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(10)	(22)	(27)
Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations	(9)	3	(1)
Net loss on equity investments	(2)	(37)	(50)
Actuarial loss recognised	—	—	(10)
Deferred taxation thereon	—	14	14
	(11)	(20)	(47)

Other comprehensive loss for the period, net of tax	(21)	(42)	(74)

Total comprehensive income for the period, net of tax	24	271	242

Allocated as follows:
Equity shareholders	19	256	223
Non-controlling interests	5	15	19
	24	271	242

June 2023 Interim Report - www.AngloGoldAshanti.com
15

GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		Jun	Jun	Dec
		2023	2022	2022
US Dollar million	Notes	Reviewed	Reviewed	Audited

ASSETS
Non-current assets
Tangible assets		4,277	4,081	4,209
Right of use assets		152	202	156
Intangible assets		104	116	106
Investments in associates and joint ventures		1,129	1,162	1,100
Other investments		1	18	3
Inventories		4	6	5
Trade, other receivables and other assets		222	218	231
Reimbursive right for post-retirement benefits		12	—	12
Deferred taxation (1)		146	29	72
Cash restricted for use		34	32	33
		6,081	5,864	5,927

Current assets
Inventories		800	720	773
Trade, other receivables and other assets		317	335	237
Cash restricted for use		25	34	27
Cash and cash equivalents		722	1,266	1,108
		1,864	2,355	2,145

Total assets		7,945	8,219	8,072

EQUITY AND LIABILITIES
Share capital and premium		7,253	7,237	7,239
Accumulated losses and other reserves		(3,205)	(2,994)	(3,139)
Shareholders’ equity		4,048	4,243	4,100
Non-controlling interests		33	30	34
Total equity		4,081	4,273	4,134

Non-current liabilities
Borrowings	8	1,896	1,953	1,965
Lease liabilities	8	106	138	102
Environmental rehabilitation and other provisions (2)		611	671	634
Provision for pension and post-retirement benefits		68	75	71
Trade, other payables and provisions		8	6	7
Deferred taxation		318	322	300
		3,007	3,165	3,079

Current liabilities
Borrowings	8	17	52	18
Lease liabilities	8	72	76	84
Environmental rehabilitation provisions (2)		72	—	—
Trade, other payables and provisions		672	637	710
Taxation		19	16	45
Bank overdraft		5	—	2
		857	781	859

Total liabilities		3,864	3,946	3,938

Total equity and liabilities		7,945	8,219	8,072

(1) Increase is mainly due to deferred taxation assets recognised at Obuasi, resulting from generated tax losses to be utilised against future taxable income and at Brazil due to further impairments.
(2) Mainly as a result of new legislation in Brazil relating to emergency response and safety management for TSFs, as well as major restoration projects planned at Obuasi.

June 2023 Interim Report - www.AngloGoldAshanti.com
16

GROUP – STATEMENT OF CASH FLOWS

		Six months	Six months	Year
		ended	ended	ended
		Jun	Jun	Dec
		2023	2022	2022
US Dollar million	Notes	Reviewed	Reviewed	Audited
Cash flows from operating activities
Cash generated from operations	9	316	530	1,244
Dividends received from joint ventures		37	549	694
Taxation refund		—	—	32
Taxation paid		(60)	(87)	(166)
Net cash inflow from operating activities		293	992	1,804

Cash flows from investing activities
Capital expenditure		(453)	(434)	(1,028)
Interest capitalised and paid		—	(1)	(2)
Acquisition of assets		—	(365)	(517)
Dividends from associates and other investments		6	8	18
Proceeds from disposal of tangible assets		6	—	8
Other investments and assets acquired		—	(16)	(16)
Loans advanced		(1)	—	(1)
Increase in cash restricted for use		(1)	(10)	(4)
Interest received		49	32	81
Net cash outflow from investing activities		(394)	(786)	(1,461)

Cash flows from financing activities
Proceeds from borrowings		8	202	266
Repayment of borrowings		(74)	(96)	(184)
Repayment of lease liabilities		(44)	(40)	(82)
Finance costs – borrowings		(56)	(49)	(99)
Finance costs – leases		(5)	(5)	(10)
Other borrowing costs		(1)	(11)	(11)
Dividends paid		(76)	(69)	(203)
Net cash outflow from financing activities		(248)	(68)	(323)

Net (decrease) increase in cash and cash equivalents		(349)	138	20
Translation		(40)	(26)	(68)
Cash and cash equivalents at beginning of period		1,106	1,154	1,154
Cash and cash equivalents at end of period (1)		717	1,266	1,106

(1) Cash and cash equivalents at the end of the period is net of a bank overdraft of $5m (Jun 2022: nil; Dec 2022: $2m).

June 2023 Interim Report - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF CHANGES IN EQUITY

	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve (1)	Total	Non-controlling interests	Total equity

US Dollar million

Balance at 31 December 2021 Audited	7,223	84	(1,904)	53	(2)	(1,412)	4,042	52	4,094
Profit for the period			298				298	15	313
Other comprehensive loss				(23)		(19)	(42)		(42)
Total comprehensive income (loss)	—	—	298	(23)	—	(19)	256	15	271
Shares issued	14						14		14
Share-based payment for share awards net of exercised		(7)					(7)		(7)
Dividends paid			(62)				(62)		(62)
Dividends of subsidiaries							—	(37)	(37)
Transfer on derecognition of equity investment			69	(69)			—		—
Balance at 30 June 2022 Reviewed	7,237	77	(1,599)	(39)	(2)	(1,431)	4,243	30	4,273

Balance at 31 December 2022 Audited	7,239	81	(1,715)	(52)	(13)	(1,440)	4,100	34	4,134
Profit for the period			40				40	5	45
Other comprehensive loss				(2)		(19)	(21)		(21)
Total comprehensive income (loss)	—	—	40	(2)	—	(19)	19	5	24
Shares issued	14						14		14
Share-based payment for share awards net of exercised		(9)					(9)		(9)
Dividends paid			(76)				(76)		(76)
Dividends of subsidiaries							—	(6)	(6)
Transfer on derecognition of equity investment			(50)	50			—		—
Translation		(4)	3		1		—		—
Balance at 30 June 2023 Reviewed	7,253	68	(1,798)	(4)	(12)	(1,459)	4,048	33	4,081

(1) Foreign currency translation reserve includes a loss of $1,409m (Jun 2022: $1,396m; Dec 2022: $1,400m) that will not re-cycle through the income statement on disposal of non-foreign operations, and a loss of $50m (Jun 2022: $35m; Dec 2022: $40m) relating to foreign operations that will re-cycle through the income statement on disposal.

June 2023 Interim Report - www.AngloGoldAshanti.com
18

Segmental reporting
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Under the group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region.

In addition to the geographical reportable segments structure, the group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
Gold income
US Dollar million	Reviewed	Reviewed	Audited

AFRICA *	1,475	1,386	2,981
Kibali - Attributable 45%	298	281	596
Iduapriem	239	224	443
Obuasi	242	165	431
Siguiri	258	321	591
Geita	438	395	920

AUSTRALIA *	514	475	967
Sunrise Dam	250	218	410
Tropicana - Attributable 70%	264	257	557

AMERICAS *	453	510	1,036
Cerro Vanguardia	158	168	319
AngloGold Ashanti Mineração (1)	223	267	557
Serra Grande	72	75	160

	2,442	2,371	4,984
Equity-accounted joint venture included above	(298)	(281)	(596)
	2,144	2,090	4,388

(1) Includes income from sale of gold concentrate.

By-product revenue
US Dollar million	Reviewed	Reviewed	Audited

AFRICA *	2	3	4
Kibali - Attributable 45%	—	1	1
Iduapriem	—	—	1
Obuasi	—	1	1
Siguiri	1	—	—
Geita	1	1	1

AUSTRALIA *	2	2	4
Sunrise Dam	1	1	1
Tropicana - Attributable 70%	1	1	3

AMERICAS *	38	61	106
Cerro Vanguardia	37	44	75
AngloGold Ashanti Mineração	1	17	31

	42	66	114
Equity-accounted joint venture included above	—	(1)	(1)
	42	65	113

June 2023 Interim Report - www.AngloGoldAshanti.com
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Segmental reporting (continued)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
Cost of sales
US Dollar million	Reviewed	Reviewed	Audited

AFRICA *	1,060	936	2,004
Kibali - Attributable 45%	181	163	342
Iduapriem	195	153	314
Obuasi	157	115	266
Siguiri	234	237	488
Geita	293	268	594

AUSTRALIA *	414	380	783
Sunrise Dam	196	185	371
Tropicana - Attributable 70%	202	180	382
Administration and other	16	15	30

AMERICAS *	455	439	913
Cerro Vanguardia	151	135	273
AngloGold Ashanti Mineração	222	223	477
Serra Grande	80	79	162
Administration and other	2	2	1

CORPORATE AND OTHER	1	—	4

	1,930	1,755	3,704
Equity-accounted joint venture included above	(181)	(163)	(342)
	1,749	1,592	3,362

Gross profit (1)
US Dollar million	Reviewed	Reviewed	Audited

AFRICA *	417	452	981
Kibali - Attributable 45%	117	118	256
Iduapriem	45	71	130
Obuasi	85	51	165
Siguiri	23	84	103
Geita	146	128	327
Administration and other	1	—	—

AUSTRALIA *	102	97	188
Sunrise Dam	54	33	40
Tropicana - Attributable 70%	64	79	177
Administration and other	(16)	(15)	(29)

AMERICAS *	37	132	229
Cerro Vanguardia	44	77	122
AngloGold Ashanti Mineração	2	61	111
Serra Grande	(8)	(4)	(2)
Administration and other	(1)	(2)	(2)

CORPORATE AND OTHER	(4)	—	(9)

	552	681	1,389
Equity-accounted joint venture included above	(117)	(118)	(256)
	435	563	1,133

(1) The group’s segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit before taxation, refer to the group income statement.

June 2023 Interim Report - www.AngloGoldAshanti.com
20

Segmental reporting (continued)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
Amortisation
US Dollar million	Reviewed	Reviewed	Audited

AFRICA *	197	162	367
Kibali - Attributable 45%	45	45	95
Iduapriem	66	32	80
Obuasi	30	16	40
Siguiri	15	24	50
Geita	41	45	102

AUSTRALIA * (1)	66	77	172
Sunrise Dam	25	26	54
Tropicana - Attributable 70%	40	50	117
Administration and other	1	1	1

AMERICAS *	80	88	185
Cerro Vanguardia	19	17	39
AngloGold Ashanti Mineração	42	51	106
Serra Grande	19	20	40

CORPORATE AND OTHER	2	2	4

	345	329	728
Equity-accounted joint venture included above	(45)	(45)	(95)
	300	284	633

(1) The Australia amortisation disaggregated segment disclosures only relate to property, plant and equipment which do not represent shared assets between the mining operations within the Australia geographical region and for which the group can disaggregate and allocate on a reasonable basis to the different mining operations within such region.

Capital expenditure
US Dollar million	Reviewed	Reviewed	Audited

AFRICA *	280	217	576
Kibali - Attributable 45%	44	38	90
Iduapriem	70	53	146
Obuasi	75	64	159
Siguiri	15	11	27
Geita	76	51	154

AUSTRALIA *	73	93	202
Sunrise Dam	22	20	50
Tropicana - Attributable 70%	51	73	152

AMERICAS *	134	154	322
Cerro Vanguardia	33	21	66
AngloGold Ashanti Mineração	74	104	199
Serra Grande	27	29	57

PROJECTS *	10	7	17
Colombian projects	5	6	16
North American projects	5	1	1

CORPORATE AND OTHER	—	1	1

	497	472	1,118
Equity-accounted joint venture included above	(44)	(38)	(90)
	453	434	1,028

June 2023 Interim Report - www.AngloGoldAshanti.com
21

Segmental reporting (continued)

	As at	As at	As at
	Jun	Jun	Dec
	2023	2022	2022
Total assets
US Dollar million	Reviewed	Reviewed	Audited

AFRICA *	4,302	3,988	4,083
Kibali - Attributable 45%	1,093	1,120	1,063
Iduapriem	496	405	436
Obuasi	1,337	1,125	1,268
Siguiri	428	530	447
Geita	942	804	864
Administration and other	6	4	5

AUSTRALIA * (1)	963	986	960

AMERICAS *	1,362	1,647	1,406
Cerro Vanguardia	513	514	514
AngloGold Ashanti Mineração	599	855	625
Serra Grande	230	250	228
Administration and other	20	28	39

PROJECTS *	874	694	872
Colombian projects	225	216	244
North American projects	649	478	628

CORPORATE AND OTHER	444	904	751

	7,945	8,219	8,072

*The operating segments continue to be presented per geographical region. The additional information disaggregated and disclosed for each mining operation has been provided by the group to facilitate comparability of mine performance.

(1) The Australia total assets include property, plant and equipment, cash, leased assets, inventory and other assets which the group is unable to allocate and disaggregate on a reasonable basis between the different mining operations within the Australia geographical region, as some of these assets represent shared assets between the mining operations within such region.

June 2023 Interim Report - www.AngloGoldAshanti.com
22

Notes
for the six months ended 30 June 2023

1    Basis of preparation

The condensed consolidated interim financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group prepares condensed consolidated interim financial statements for the six months ended 30 June and 31 December, and annual financial statements for the year ended 31 December. The group’s accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2022.

The condensed consolidated interim financial statements of AngloGold Ashanti Limited (“AngloGold Ashanti” or the “Company”) have been prepared in compliance with the framework concepts and the measurement and recognition requirements of the International Financial Reporting Standard (“IFRS”), IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), the South African Institute of Chartered Accountants (“SAICA”) Financial Reporting Guides as issued by the Accounting Practices Committee, the Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council, the JSE Listings Requirements and in the manner required by the South African Companies Act, No. 71 of 2008 for the preparation of financial information of the group for the six months ended 30 June 2023. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2022.

2    Revenue

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Reviewed	Reviewed	Audited

Gold income	2,144	2,090	4,388
Spot market sales	2,053	2,090	4,388
Concentrate sales (1)	91	—	—
By-products	42	65	113
Revenue from product sales	2,186	2,155	4,501

(1) Sales of gold concentrate are recorded at the time of shipment, net of refining and treatment charges, which is also when control of ownership passes to the customer. Sales prices are provisionally set on a specified future date after shipment, based on market prices. Revenue is recorded using forward market gold prices on the expected date that the final sales will be determined. Changes in the fair value as a result of changes in forward gold prices are classified as provisional price adjustments and included as a component of revenue. There have been no material provisional price adjustments for the six months ended 30 June 2023.

3    Cost of sales

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Reviewed	Reviewed	Audited

Cash operating costs (1)	1,316	1,205	2,554
Royalties	91	88	185
Other cash costs	9	7	14
Total cash costs	1,416	1,300	2,753
Retrenchment costs	2	4	6
Rehabilitation and other non-cash costs	13	(4)	—
Amortisation of tangible assets	261	243	551
Amortisation of right of use assets	39	40	81
Amortisation of intangible assets	—	1	1
Inventory change	18	8	(30)
	1,749	1,592	3,362

(1) Cash operating costs for the first half of 2023 were $111m higher compared to the first half of 2022. This increase was mainly due to continued inflation and input price increases (which did not peak until the second and third quarters of 2022), higher operating expenditure and higher waste stripping costs at Tropicana, partially offset by weaker foreign exchange rates against the US Dollar.

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4    Impairment, derecognition of assets and (loss) profit on disposal

Impairments

The group’s non-financial assets, other than inventories and deferred tax assets, are assessed for impairment or reversal of impairment indicators at each reporting date or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Córrego do Sítio (“CdS”)
CdS is owned and operated by AngloGold Ashanti Mineração (“AGA Mineração”) in Brazil. The CdS mining complex has been in operation since 1989 and consists of open pit and underground mines. The property is currently in a production stage. Management is currently assessing various options related to the CdS mining complex cash generating unit (“CGU”), ranging from operational improvements through the Full Asset Potential review programme to putting the operations under care and maintenance. In 2022, an impairment loss of $189m was recognised in respect of the CdS mining complex CGU. During the first half of 2023, the CdS mining complex CGU experienced further operational underperformance and as a result a further impairment loss of $39m was recognised on the remaining asset balances and new capital expenditures incurred during 2023. The impairment losses in 2022 and the first half of 2023 were recognised and included in the Americas segment.

Cuiabá
Cuiabá is owned and operated by AGA Mineração in Brazil. It has been in operation since 1834 and is an underground mine. The property is currently in the production stage. In 2022, an impairment loss of $70m was recognised in respect of the Cuiabá mining complex CGU. During the first half of 2023, Cuiabá recognised a further impairment loss of $53m largely due to the current suspension of operating activities at the Queiroz metallurgical plant while additional buttressing at the Calcinados TSF is designed and completed, and a decision not to restart operations during the dry season (contrary to what was originally planned). The impairment losses in 2022 and the first half of 2023 were recognised and included in the Americas segment.

Impairment Allocation:

	Tangible Assets
Cash Generating Unit	Mine Development Cost	Mine Infrastructure	Assets under construction	Land	Total Impairment
US Dollar million	Six months ended Jun 2023
Córrego do Sítio	26	7	5	1	39
Cuiabá	—	25	28	—	53
	26	32	33	1	92

Derecognition of assets
Decommissioning assets of $29m at AGA Mineração and $9m at Serra Grande relating to legacy TSFs were derecognised, mainly due to the uncertainty of future economic benefits to be generated from these assets.

5    Finance costs and unwinding of obligations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Reviewed	Reviewed	Audited

Finance costs - borrowings	58	54	108
Finance costs - leases	5	5	11
Unwinding of obligations	12	6	30
	75	65	149

The interest included within finance costs is calculated at effective interest rates.

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6    Taxation

Income tax uncertainties
AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $3m (Jun 2022: $6m; Dec 2022: $4m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 30 June 2023. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $26m (Jun 2022: $22m; Dec 2022: $23m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been challenged by the Colombian Tax Authority which resulted in claims for taxes and penalties of $10m (Jun 2022: $74m; Dec 2022: $42m) pertaining to the 2010 to 2014 tax years.

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in adverse judgements in the Administrative Court of Cundinamarca in 2018, which were subsequently appealed by AngloGold Ashanti. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties were waived.

During November 2022, the Supreme Administrative Court issued final rulings on the tax treatment of exploration expenditure pertaining to the 2010 and 2011 tax years and partially allowed the tax claims against AngloGold Ashanti as submitted. The rulings, which included tax and interest, cannot be appealed and resulted in tax liabilities of $34m provided for in 2022. However, the Supreme Administrative Court fully waived penalties related to the 2010 and 2011 tax years. A revised tax reform was adopted in December 2022 in Colombia, which may lead to a reduction of interest charged on outstanding tax obligations in certain circumstances. In February 2023, the Company paid $25m (which includes interest), after taking into account a reduction of $6m in interest under the tax reform, in full settlement of the 2011 income and equity tax claims. In April 2023, the Company paid $3m (which includes interest), in full settlement of the 2010 income tax claim. The Company’s lawsuits with respect to its 2013 and 2014 tax returns are still pending before the Administrative Court of Cundinamarca. Penalties of $10m (Jun 2022: $9m; Dec 2022: $8m) pertaining to the 2013 and 2014 tax years were not recognised as a provision and are considered to be contingent, awaiting judgement from the Courts.

Guinea - Siguiri
The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée S.A.’s tax return for the 2010 year of assessment totalling $8m (attributable) (Jun 2022: $8m (attributable); Dec 2022: $8m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (Jun 2022: $2m (attributable); Dec 2022: $2m (attributable)). A meeting was held in February 2022 under the Minister of Budget Tax advisor’s chairmanship, calling for the formation of a tripartite committee to review the claim and resolve the issue. Members from government were appointed to the committee, but no meetings have been held to date.

Mali - Yatela and AGA Mali Services
The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela S.A. and Société AngloGold Ashanti Mali S.A.’s tax returns for periods of 2012 to 2019 totalling $3m (attributable) (Jun 2022: $4m (attributable); Dec 2022: $4m (attributable)). Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.

Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2021 amounting to $338m (Jun 2022: $312m; Dec 2022: $318m). In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita made payments under protest for which a receivable of $24m (Jun 2022: $25m; Dec 2022: $24m) was raised. Management has objected and appealed through various levels of the administrative processes. Management has obtained external legal advice and is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

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6    Taxation (continued)

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

7    Headline earnings

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Reviewed	Reviewed	Audited

The profit attributable to equity shareholders has been adjusted by the following to arrive at headline earnings:
Profit attributable to equity shareholders	40	298	297
Impairment of tangible assets and right of use assets	92	—	304
Taxation on impairment of tangible assets and right of use assets	(21)	—	(58)
Derecognition of assets	38	1	4
Taxation on derecognition of assets	(6)	—	—
(Profit) loss on disposal of tangible assets	(4)	1	(4)
Impairment loss on equity-accounted investments	1	—	1
Headline earnings	140	300	544

Headline earnings per ordinary share (US cents) (1)	33	71	129
Diluted headline earnings per ordinary share (US cents) (2)	33	71	129

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

Number of shares
Ordinary shares	419,107,901	418,045,117	418,260,476
Fully vested options	1,710,644	1,949,302	1,936,586
Weighted average number of shares	420,818,545	419,994,419	420,197,062
Dilutive potential of share options	258,703	68,524	672,804
Dilutive weighted average number of ordinary shares	421,077,248	420,062,943	420,869,866

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8    Borrowings and lease liabilities

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at	As at
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Reviewed	Reviewed	Audited

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	1,983	1,909	1,909
Proceeds from borrowings	8	202	266
Repayment of borrowings	(74)	(96)	(184)
Finance costs paid on borrowings	(49)	(43)	(89)
Interest charged to the income statement	51	48	97
Deferred loan fees	(2)	(9)	(8)
Translation	(4)	(6)	(8)
Closing balance	1,913	2,005	1,983

Borrowings
Non-current	1,896	1,953	1,965
Current	17	52	18
	1,913	2,005	1,983

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	49	43	89
Capitalised finance cost	—	(1)	(2)
Commitment fees, environmental guarantees fees and other	7	7	12
Total finance costs paid	56	49	99

Reconciliation of lease liabilities

Opening balance	186	185	185
Lease liabilities recognised	37	75	90
Repayment of lease liabilities	(44)	(40)	(82)
Finance costs paid on lease liabilities	(5)	(5)	(10)
Interest charged to the income statement	5	5	11
Change in estimate	(1)	(3)	(7)
Translation	—	(3)	(1)
Closing balance	178	214	186

Lease liabilities
Non-current	106	138	102
Current	72	76	84
	178	214	186

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9    Cash generated from operations

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Reviewed	Reviewed	Audited

Profit before taxation	77	407	489
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	(2)	—	6
Amortisation of tangible and right of use assets	300	283	632
Amortisation of intangible assets	—	1	1
Finance costs and unwinding of obligations	75	65	149
Environmental rehabilitation, silicosis and other provisions	(17)	(40)	(85)
Impairment, derecognition of assets and loss on disposal	131	2	308
Other expenses	57	11	9
Profit on sale of assets	(6)	—	(8)
Interest income	(57)	(31)	(81)
Share of associates and joint ventures’ profit	(75)	(72)	(166)
Other non-cash movements	(33)	17	25
Other exchange losses (1)	52	20	102
Movements in working capital	(186)	(133)	(137)
	316	530	1,244

Movements in working capital:
(Increase) decrease in inventories	(19)	(7)	(54)
(Increase) decrease in trade and other receivables	(140)	(98)	(149)
(Decrease) increase in trade, other payables and provisions	(27)	(28)	66
	(186)	(133)	(137)
(1) Other exchange losses, which were previously reported as part of other non-cash movements, are now being reported separately. The reclassification had no impact on any reported totals or on any amounts presented in the interim financial statements for the six months ended 30 June 2022 or the annual financial statements for the year ended 31 December 2022.

10    Financial risk management activities

Fair value
Fair value is determined using valuation techniques as outlined below unless the instrument is traded in an active market. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:    inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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10    Financial risk management activities (continued)
The table below represents financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 30 June 2023.

	Fair value	Carrying value	Fair value	Carrying value
	As at Jun	As at Jun	As at Dec	As at Dec
Financial instrument	2023	2023	2022	2022	Valuation method	Significant inputs	Fair value hierarchy of inputs
	Reviewed		Audited
At fair value through profit and loss
Deferred compensation asset (1)	12	12	12	12	Probability weighted discounted cash flow	$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021, following the disposal of these operations to Harmony Gold Company Limited (Harmony).	Level 3
Derivative financial asset - gold zero cost collar contracts (2)	3	3	—	—	Black-Scholes-Merton option pricing model	Forward and spot prices, the outstanding number of ounces of gold on open contracts, risk free rates and volatilities.	Level 2
Derivative financial liability - crude oil forward contracts (3)	7	7	6	6	Black-Scholes-Merton option pricing model	Forward and spot prices, the number of outstanding barrels of oil on open contracts, risk free rates and volatilities.	Level 2
At fair value through other comprehensive income
Listed equity investments	—	—	2	2			Level 1
At amortised cost
Borrowings - Rated bonds	1,569	1,736	1,578	1,735
Borrowings - Revolving Credit Facilities	177	177	248	248

(1) Included in the statement of financial position in non-current trade, other receivables and other assets.
(2) Included in the statement of financial position in current trade, other receivables and other assets.
(3) Included in the statement of financial position in current trade, other payables and provisions.

Reconciliation of deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

	As at	As at
	Jun	Dec
	2023	2022
US Dollar million	Reviewed	Audited
Opening balance	12	25
Unwinding of the deferred compensation asset	—	1
Changes in estimates - fair value adjustments (1)	1	(13)
Translation	(1)	(1)
Closing balance	12	12

(1) Included in the income statement in foreign exchange and fair value adjustments

Sensitivity analysis
A reasonably possible change in the number of ounces used in the weighted probability calculation would not have a material impact on the fair value of the deferred compensation asset.

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11    Capital commitments

	As at	As at	As at
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Reviewed	Reviewed	Audited

Orders placed and outstanding on capital contracts at the prevailing rate of exchange	180	246	178

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities). As part of the management of liquidity, funding and interest rate risk, the group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

12    Contractual commitments and contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 30 June 2023 and 31 December 2022 are detailed below:

Litigation claims

Litigation - AngloGold Ashanti (Ghana) Limited (AGAG) received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. In April 2023, the court dismissed the matter for want of prosecution by the plaintiffs. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. In June 2023, the court dismissed the matter for want of prosecution by the plaintiffs.

Litigation - On 27 March 2023, Altius Royalty Corporation (“Altius”) initiated arbitration proceedings in Vancouver, B.C., Canada against AngloGold Ashanti North America Inc. (“AGANA”) regarding the geographic scope of a 1.5 percent net smelter returns royalty. Altius asserts the royalty should be broadly interpreted to cover nearly all claims controlled by AGANA in the Beatty, Nevada mining district, including claims related to the Silicon Project as well as claims recently acquired as part of the Corvus Gold Inc. and Coeur Sterling, Inc. acquisitions. AGANA intends to vigorously defend against Altius’ claims. The parties presently anticipate that the arbitration hearing will be held in the second quarter of 2024. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGANA’s obligation in this matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 6.

By order of the Board

M RAMOS A CALDERON              G DORAN
Chairman Chief Executive Officer Chief Financial Officer

3 August 2023

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Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.127 for the six months ended 30 June 2023 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	70.00
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	56.00000
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	419,625,244
AngloGold Ashanti’s tax reference number	9640006608

In compliance with the requirements of Strate, given the Company’s primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2023
Declaration date	Friday, 4 August
Currency conversion date for Australian dollars and Ghanaian cedis	Monday, 21 August
Last date to trade ordinary shares cum dividend	Tuesday, 22 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 23 August
Ordinary shares trade ex-dividend	Wednesday, 23 August
Record date	Friday, 25 August
Payment date	Friday, 8 September

Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 23 August 2023 and Friday, 25 August 2023, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Monday, 21 August 2023 and Friday, 25 August 2023, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2023
Last date to trade ordinary shares cum dividend	Wednesday, 23 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 23 August
Ordinary shares trade ex-dividend	Thursday, 24 August
Record date	Friday, 25 August
Payment date	Friday, 8 September

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2023
Ex dividend on New York Stock Exchange	Thursday, 24 August
Record date	Friday, 25 August
Approximate date of currency conversion	Friday, 8 September
Approximate payment date of dividend	Monday, 18 September

Assuming an exchange rate of R17.68/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to ca.4 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

2023
Last date to trade and to register GhDSs cum dividend	Wednesday, 23 August
GhDSs trade ex-dividend	Wednesday, 23 August
Record date	Friday, 25 August
Approximate payment date of dividend	Friday, 8 September

Assuming an exchange rate of R1/¢0.5952, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to ca.0.41664 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

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Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise. Set out below are measures extracted from financial information regularly presented to the Chief Operating Decision Maker (the Chief Executive Officer and the Executive Committee).

The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. The Non-GAAP financial measures are used to adjust for fair value movements on issued bonds as well as the highly volatile marked-to-market movements on unrealised non-hedge derivatives and other commodity contracts, which can only be measured with certainty on settlement of the contracts. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

A    Average gold price received per ounce

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income (note 2)	2,144	2,090	4,388
Realised gain on non-hedge derivatives	1	—	—
Adjusted for non-controlling interests	(50)	(61)	(112)
	2,095	2,029	4,276
Associates and joint ventures’ share of gold income including realised non-hedge derivatives	298	281	596
Attributable gold income including realised non-hedge derivatives	2,393	2,310	4,872

Attributable gold sold - oz (000)	1,246	1,233	2,717
Average gold price received per ounce - $/oz	1,920	1,874	1,793

Rounding of figures may result in computational discrepancies.

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B    All-in sustaining and All-in costs per ounce (1)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million / Imperial	Unaudited	Unaudited	Unaudited

Cost of sales per income statement (note 3)	1,749	1,592	3,362
By-product revenue (note 2)	(42)	(65)	(113)
Cost of sales	1,707	1,527	3,249
Amortisation of tangible, intangible and right of use assets (note 3)	(300)	(284)	(633)
Adjusted for decommissioning and inventory amortisation	7	1	6
Corporate administration, marketing and related expenditure	44	42	79
Associates and joint ventures’ share of costs	136	118	246
Lease payment sustaining	46	46	98
Sustaining exploration and study costs	15	9	21
Total sustaining capital expenditure	363	330	779
Realised loss on commodity contracts	5	—	—
All-in sustaining costs	2,023	1,789	3,845
Adjusted for non-controlling interests and non-gold producing companies	(45)	(41)	(88)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	1,978	1,748	3,757

All-in sustaining costs	2,023	1,789	3,845
Non-sustaining project capital expenditure	134	142	339
Non-sustaining lease payments	1	2	3
Non-sustaining exploration and study costs	98	78	185
Care and maintenance	2	—	—
Closure and social responsibility costs not related to current operations	59	6	14
Other provisions	16	—	14
All-in costs	2,333	2,017	4,400
Adjusted for non-controlling interests and non-gold producing companies	(46)	(41)	(90)
All-in costs adjusted for non-controlling interests and non-gold producing companies	2,287	1,976	4,310

Attributable gold sold - oz (000)	1,246	1,233	2,717
All-in sustaining cost per ounce - $/oz	1,587	1,418	1,383

All-in cost per ounce - $/oz	1,835	1,602	1,587

(1) Refer to the Supplementary report for Summary of Operations by mine

Rounding of figures may result in computational discrepancies.

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C    Total cash costs per ounce (1)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Unaudited

Total cash costs (note 3)	1,416	1,300	2,753
By-product revenue (note 2)	(42)	(65)	(113)
Associates and joint ventures’ share of total cash costs	133	119	245
Adjusted for non-controlling interests and non-gold producing companies	(38)	(37)	(78)
Total cash costs adjusted for non-controlling interests and non-gold producing companies	1,469	1,317	2,807

Attributable gold produced - oz (000)	1,236	1,233	2,742
Total cash cost per ounce - $/oz	1,189	1,068	1,024

(1) Refer to the Supplementary report for Summary of Operations by mine.

Rounding of figures may result in computational discrepancies.

D    Adjusted EBITDA (2)

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Unaudited

Profit before taxation	77	407	489
Add back:
Finance costs and unwinding of obligations (note 5)	75	65	149
Interest income	(57)	(31)	(81)
Amortisation of tangible, right of use and intangible assets (note 3)	300	284	633
Other amortisation	(7)	—	(3)
Associates and joint ventures’ adjustments for amortisation, interest, taxation and other	81	80	165
EBITDA	469	805	1,352

Adjustments:
Foreign exchange and fair value adjustments	75	53	128
Impairment and derecognition of assets	130	1	308
Care and maintenance	2	—	—
Retrenchment and related costs	2	4	6
(Profit) loss on disposal of assets	(4)	1	(4)
Unrealised non-hedge derivative loss	(2)	—	6
Realised loss on other commodity contracts	5	—	—
Joint ventures' share of costs	1	—	1
Adjusted EBITDA	678	864	1,797

(2) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.

Rounding of figures may result in computational discrepancies.

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E    Interest cover

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (note D)	678	864	1,797
Finance costs (note 5)	63	59	119
Capitalised finance costs	—	1	2
	63	60	121

Interest cover - times	11	14	15

Rounding of figures may result in computational discrepancies.

F    Free cash flow

	Six months	Six months	Year
	ended	ended	ended
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Unaudited

Net cash inflow from operating activities	293	992	1,804
Net cash outflow from investing activities	(394)	(786)	(1,461)
Finance costs	(63)	(59)	(119)
Other borrowing costs	(1)	(11)	(11)
Repayment of lease liabilities	(44)	(40)	(82)
Movements in restricted cash	1	10	4
Acquisition of assets	—	365	517
Other	3	—	5
Free cash (outflow) inflow	(205)	471	657

Rounding of figures may result in computational discrepancies.

G    Net asset value

	As at	As at	As at
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Unaudited

Total equity	4,081	4,273	4,134

Number of ordinary shares in issue - million	420	418	419
Net asset value - US cents per share	973	1,021	987

Total equity	4,081	4,273	4,134
Intangible assets	(104)	(116)	(106)
	3,977	4,157	4,028

Number of ordinary shares in issue - million	420	418	419
Net tangible asset value - US cents per share	948	994	962

Rounding of figures may result in computational discrepancies.

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H    Adjusted net debt (1)

	As at	As at	As at
	Jun	Jun	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Unaudited

Borrowings - non-current portion	1,896	1,953	1,965
Lease liabilities - non-current portion	106	138	102
Borrowings - current portion	17	52	18
Lease liabilities - current portion	72	76	84
Total borrowings	2,091	2,219	2,169
Less cash and cash equivalents, net of bank overdraft	(717)	(1,266)	(1,106)
Net debt	1,374	953	1,063

Adjustments:
IFRS16 lease adjustments	(153)	(183)	(158)
Unamortised portion of borrowing costs	32	36	33
Cash restricted for use	(59)	(66)	(60)
Adjusted net debt	1,194	740	878

Adjusted net debt to Adjusted EBITDA	0.74:1	0.41:1	0.49:1

(1) Net debt (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

Other information - Exchange rates

	Jun	Jun	Dec
	2023	2022	2022
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	18.21	15.40	16.37
ZAR/USD closing	18.83	16.27	17.00

AUD/USD average for the year to date	1.48	1.39	1.44
AUD/USD closing	1.50	1.45	1.47

BRL/USD average for the year to date	5.07	5.07	5.16
BRL/USD closing	4.82	5.24	5.22

ARS/USD average for the year to date	212.58	112.40	130.87
ARS/USD closing	256.68	125.22	177.13

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Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: PricewaterhouseCoopers Inc.

Offices
Registered and Corporate
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon▲ (Chief Executive Officer)
GA Doran▲ (Chief Financial Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
J Magie§
MC Richter#~
DL Sands#
JE Tilk§

* British § Canadian #American ▲Australian
~Panamanian ^South African △Ghanaian

Officers
LM Goliath
Group Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

AngloGold Ashanti posts information that may be important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations. Accordingly, investors should visit this website regularly to obtain important information about AngloGold Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 4, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary